ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-156695

Dated July 14, 2010

We’re pleased to announce our newest exchange-traded product: UBS E-TRACS Alerian Natural Gas MLP Index (NYSE Arca: MLPG).

The first of its kind, this investment vehicle is designed to track an investment in the Alerian Natural Gas MLP Index—a benchmark for the infrastructure component of the natural gas industry.

UBS E-TRACS Alerian Natural Gas MLP Index offers investors:

Opportunity to benefit from the expected build out of natural gas infrastructure over the next 20 years, as the underlying master limited partnerships (MLPs) earn the majority of their cash flow from the transportation, storage, and processing of natural gas and natural gas liquids.

Access to a diversified, equal-weighted portfolio of the 15 largest natural gas infrastructure MLPs (by market cap) through a single investment.

Attractive quarterly income in today’s low-interest rate and low-dividend paying environment, via quarterly distributions based directly on the distributions made by the underlying natural gas MLPs in the Underlying Index, less fees.

Favorable tax treatment on income and no K-1 forms, as coupons associated with the ETN are reported as ordinary income on Form 1099.

Product profile

Ticker	MLPG
Primary Exchange	NYSE Arca
Underlying Index	Alerian Natural Gas MLP Index
Diversification	15 largest natural gas infrastructure MLPs by market capitalization
Issuer	UBS AG
Issuer Credit Rating	Aa3 (Moody’s) A+ (S&P and Fitch)
Current Annual Index Yield*	6.56%
Yearly Fee (%)	0.85% per annum accrued on daily basis

*	As of July 7, 2010. See below for more information.

Alerian MLP Natural Gas Index total annualized returns

1 Year	77.22%
5 Year	13.90%
10 Year	24.33%

Pro forma and historical information is presented as of July 7, 2010 and is furnished as a matter of information only. Pro forma and historical performance of the Underlying Index is not an indication of future performance. Future performance of the Underlying Index may differ significantly from pro forma and historical performance, either positively or negatively.

For more information

g	Factsheet

g	Prospectus

www.ubs.com/mlpnaturalgas

Questions? Contact us

Christopher Yeagley

Tel: +1-203-719 7200

christopher.yeagley@ubs.com

* The Current Annual Index Yield is calculated by Alerian and is based on a modified indicative formula, which takes the most recently declared quarterly distribution of each of the Master Limited Partnerships that constitute the Underlying Index (“constituent MLP”), and creates an annualized yield for each constituent MLP by (i) multiplying that number by four and (ii) dividing the resulting number by the current market price of the applicable constituent MLP. The Current Annual Index Yield is the sum of the products of those individual yields of each constituent MLP and their relative weights in the Underlying Index. The formula is considered “modified” indicative because in certain circumstances, Alerian can ignore the most recently declared distribution in its calculations and instead use an alternative distribution amount (derived from public sources) that, in its opinion, better reflects an investor’s expectation of future distributions using all publicly available information. You are not guaranteed any coupon or distribution amount under the ETN.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker dealer. Member of SIPC (http://www.sipc.org/). An investment in the UBS E-TRACS ETNs involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS E-TRACS ETNs. UBS E-TRACS ETNs are sold only in conjunction with the relevant offering materials.

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the UBS E-TRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275).

In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution of this material and accepts no liability whatsoever for the actions of third parties in this respect.

Alerian Natural Gas MLP Index, Alerian Natural Gas MLP Total Return Index, and ANGI are trademarks of Alerian and their use is granted under a license from Alerian.

© UBS 2010. All rights reserved.

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